P. O. BOX 7231

St. Louis, MO  63177-1231

Matthew W. Geekie

Senior Vice President, Secretary & General Counsel

Phone   314-573-9200
Direct    314-573-9278

Fax      314-573-9445

Email     Matthew.Geekie@graybar.com

November 5, 2015

VIA EDGAR AND TELECOPIER (202-772-9367) Securities and Exchange Commission 100 F. Street, N.E. Washington, DC 20549 Attention: Mary Beth Breslin
RE: Graybar Electric Company, Inc. and Voting Trustees under Voting Trust Agreement Registration Statement on Form S-1 (Registration No. 333-206479)
Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Graybar Electric Company, Inc. and the Voting Trustees under the Voting Trust Agreement, dated as of March 16, 2007, relating to Common Stock issued by Graybar Electric Company, Inc. hereby request acceleration of the effective date of the above-captioned Registration Statement so that it may become effective at 9:00 a.m. EST on November 6, 2015, or as soon thereafter as practicable.

In addition, the Company and the Voting Trustees hereby acknowledge that:

•         should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing,

•         the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company or the Voting Trustees from their full responsibility for the adequacy and accuracy of the disclosure in the filing, and

34 NORTH MERAMEC AVENUE, CLAYTON, MISSOURI 63105-3882

www.graybar.com

•         the Company and the Voting Trustees may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call James R. Levey at (314) 573-9245, Robert J. Endicott at (314) 259-2447, or me at (314) 573-9278, if you have any questions or comments.  Thanks for your continued assistance.

Sincerely,

GRAYBAR ELECTRIC COMPANY, INC.

By:                  /s/ M. W. Geekie

M. W. Geekie, Senior Vice President, Secretary and General Counsel

VOTING TRUSTEES

            /s/ K. M. Mazzarella

K. M. Mazzarella

            /s/ R. R. Harwood

R. R. Harwood

            /s/ R. C. Lyons

R. C. Lyons

            /s/ D. G. Maxwell

D. G. Maxwell

            /s/ W. P. Mansfield

W. P. Mansfield